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11016045

UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65357

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneos Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9055 E. Mineral Circle, Suite 200
(No. and Street)

Centennial (City) CO (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Olson (303) 785-8470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ray Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneos Wealth Management, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CONNIE J. GROSS NOTARY PUBLIC STATE OF COLORADO

Signature

Controller

Title

Connie J. Gross

Notary Public

my commission expires 6/5/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GĔNEOS WEALTH MANAGEMENT, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Gĕneos Wealth Management, Inc.

We have audited the accompanying statement of financial condition of Gĕneos Wealth Management, Inc. (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gĕneos Wealth Management, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 21, 2011

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	4,749,938
Deferred compensation plan trust (Note 5)		4,323,853
Deferred tax asset (Note 4)		1,908,211
Deposits with clearing brokers		219,511
Receivables:		
Commissions		1,969,081
Related party (Note 3)		563,806
Trade receivables		183,154
Income taxes receivable		114,104
Clearing brokers		52,895
Loans receivable (Note 3)		38,498
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $59,574		29,060
Prepaid expenses		92,800
	$	**14,244,911**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Deferred compensation liability (Note 5)	$	4,326,837
Commissions payable		1,891,688
Accrued salaries and benefits		500,804
Unearned revenue		406,057
Accounts payable		256,570
Other accrued liabilities		44,571
Total liabilities		7,426,527
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)		
SHAREHOLDER'S EQUITY (Notes 1, 2 and 6):		
Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		5,095,278
Retained earnings		1,723,105
Total shareholder's equity		6,818,384
	$	**14,244,911**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gěneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. On June 1, 2007, the board of directors approved the plan for recapitalizing the Company. All common stock and stock options that were issued by the Company were transferred to GWM Holdings, Inc. (the "Parent"). In return the Parent was issued 1,000 common shares in the Company at a par value of $.0001 per share. The recapitalization resulted in Gěneos Holdings, Inc. owning 100% of the outstanding shares of Gěneos Wealth Management, Inc. In addition, all previous shareholders of the Company became the shareholders of the Parent in the same proportion as their previous ownership in the Company. The Company earns revenues from the sale of securities, mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions and commission revenue and expenses are recorded on a trade date basis. Interest and dividend income are recognized in the period earned.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Depreciation and Amortization

The Company provides for depreciation and amortization of furniture, equipment, and software on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification - 740 *Accounting for Income Taxes,* ("ASC 740"), and related Interpretations. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2010.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Basis of Accounting and Trading and Valuation of Securities *(concluded)*

Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of Accounting Standards Codification - 718, *Accounting for Stock-Based Compensation,* ("ASC 718") and related Interpretations. During the year ended December 31, 2010, stock-based compensation cost of $103,557 is reflected in the statement of operations. The options granted under this plan had an exercise price less or equal to the fair value of the underlying common stock on the grant date.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range between 1.51% and 2.59%; no dividend yield; volatility range between 1.13% and 3.60%; weighted-average fair value of the underlying stock of ranging between $0.65 and $2.00, and an expected life of five years.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 adopted and administered by the CFTC. At December 31, 2010, the Company had net capital and net capital requirements of $3,311,005 and $206,845, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.94 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Leases and Related Party Transactions

The Company has entered into a long-term non-cancelable operating lease with an affiliated entity for office space beginning June 22, 2007, and ending June 30, 2017 and a non-cancelable operating lease with an unaffiliated entity for equipment beginning February 20, 2009 and ending January 31, 2013. Future minimum lease payments at December 31, 2010, are as follows:

Year	Amount
2011	$ 402,599
2012	418,229
2013	302,640
2014	307,872
2015	325,966
Thereafter	522,312
Total	**$ 2,279,618**

Rent expense for the year ended December 31, 2010 was approximately $260,000.

The Company has a receivable from other affiliated entities in the amount of $563,806. The Company's lease expiring on June 30, 2017 is leased from another affiliated entity. For the year ended December 31, 2010, the Company paid $243,713 in base rent to this affiliated entity in lease payments.

During the year ended December 31, 2007, the Company loaned an employee of the Company $50,000. The loan bears interest at 4% and is due quarterly beginning August 15, 2010 and concluding August 15, 2012. As of December 31, 2010, the loan balance is $38,498. There is currently no interest receivable.

NOTE 4 - INCOME TAXES

As of December 31, 2010, the Company has approximately $700,000 in taxable income and approximately $1,030,000 in income for financial reporting purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The majority of the difference relates to the treatment of the deferred compensation liability as mentioned in Note 5.

NOTE 4 - INCOME TAXES (concluded)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2010, are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Deferred compensation plan	$ 1,613,911
Other temporary differences in assets and liabilities	294,300
	$ 1,908,211

NOTE 5 - DEFERRED COMPENSATION PLAN, PROFIT-SHARING PLAN AND FAIR VALUE MEASUREMENTS

On July 1, 2005, the Company established a non-qualified deferred compensation plan for certain registered representatives, directors, and employees. Participants were allowed to defer 1% - 100% of their annual compensation into the plan. Participants could have selected various investment options for their accounts; where their contributions were indexed to the investment options. The plan was terminated as of December 31, 2009 in accordance with the requirements of Section 409A of the Internal Revenue Code and Section 1.409A-3(j)(4)(ix)(C) of the Treasury Regulations ("409A").

In 2010, in compliance with 409A, no amounts under the plan would be paid within the 12-month period following the date of termination and all amounts under the plan will be paid, in full, within the 24-month period following the termination date.

The deferred compensation liability for the participants' deferred compensation plus any investment income or losses on their accounts were recorded on the books of the Company. As of December 31, 2010, the Company has recorded a liability of $4,326,837 pursuant to the plan. 100% of the participant's deferrals were funded into a trust. In the trust, the Company had purchased various mutual funds. As of December 31, 2010, the Company had cash and cash equivalents, mutual funds and other assets in the trust with a fair value of $4,323,853.

The Company adopted a profit-sharing plan ("PSP") covering substantially all employees. The Company also adopted a short-term incentive plan ("STIP") covering management personnel. The Company's contributions to the plans are determined annually by the Board of Directors. For the year ended December 31, 2010, the Company contributed approximately $268,000 to the PSP and approximately $499,000 to the STIP.

NOTE 5 - DEFERRED COMPENSATION PLAN, PROFIT-SHARING PLAN AND FAIR VALUE MEASUREMENTS (concluded)

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets:				
Mutual funds	$ 2,827,559	$ -	$ -	$ 2,827,559

NOTE 6 - STOCK OPTION PLAN

The Company has elected to follow ASC 718, and related interpretations in accounting for its employee stock options. Under ASC 718, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range of 1.51% and 2.59%; no dividend yield; volatility range between 1.13% and 3.60%; weighted average fair value of options ranging from $0.13 to $0.28; and a expected life of the option of five years with an actual life of ten years. The Company recorded stock option compensation for the vested options of $103,557 for the year ended December 31, 2010.

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2010:

		Price per share	
	Options	Exercise Range	Weighted-average
Outstanding, December 31, 2009	5,832,819	$0.10 - $2.00	$ 0.18
Granted	454,352	2.00	0.24
Exercised	(40,094)	.65 - 1.05	0.18
Forfeited	(809,625)	.65 - 1.05	0.13
Outstanding, December 31, 2010	5,437,452	$0.10 - $2.00	$ 0.18

***NOTE 6 - STOCK OPTION PLAN** (concluded)*

The following table represents summarized information about options outstanding at December 31, 2010.

		Outstanding Options		Exercisable options	
Range of Exercise Price	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Price
$0.10 - 2.00	5,437,452	6.75	$ 1.16	3,415,347	$ 0.19

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from these clearing brokers could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposits, receivables, prepaid expenses, other assets, payables and other liabilities, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2010, the Company held cash of $753,178 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The Board of Directors have elected to terminate the Geneos deferred compensation plan effective January 1, 2011. In accordance with Section 409A of the Internal Revenue Code, the entire deferred compensation plan liability was paid out to all participants in January 2011. The proceeds to pay the distributions came from the liquidation of all cash and cash equivalents and investments held in trust for this specific purpose.

GĚNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.